SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
 PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
S&W SEED COMPANY
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
785135104
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33rd FLOOR
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices of Communication)
August 15, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 7 Pages)
* This filing amends the Form 13D/A dated August 15, 2017 to correct a typographical error contained in Amendment No. 4 to Form 13D/A.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 785135104	Schedule 13D

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		4,507,838(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
4,507,838(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,507,838(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%
14	TYPE OF REPORTING PERSON
PN

(1)	MFP Investors LLC is the general partner of MFP Partners, L.P. ("MFP"). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.
(2)
4,507,838 shares of common stock, par value $0.001 per share ("Common Stock"), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds a Common Stock Purchase Warrant (the "Warrant"), exercisable for up to 200,000 shares of Common Stock at an exercise price of $4.46 per share.  The Warrant is exercisable for shares of Common Stock only to the extent that upon such exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 17,979,681 shares of Common Stock outstanding as set forth in the Company's most recent Form 10Q and the issuance by the Company of 2,685,000 shares of its Common Stock issued in a private placement on July 19, 2017.

CUSIP NO. 785135104	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		4,507,838(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
4,507,838(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,507,838(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%
14	TYPE OF REPORTING PERSON
OO

(1)	MFP Investors LLC is the general partner of MFP Partners, L.P. ("MFP"). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.
(2)
4,507,838 shares of common stock, par value $0.001 per share ("Common Stock"), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds a Common Stock Purchase Warrant (the "Warrant"), exercisable for up to 200,000 shares of Common Stock at an exercise price of $4.46 per share.  The Warrant is exercisable for shares of Common Stock only to the extent that upon such exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 17,979,681 shares of Common Stock outstanding as set forth in the Company's most recent Form 10Q and the issuance by the Company of 2,685,000 shares of its Common Stock issued in a private placement on July 19, 2017.

CUSIP NO. 785135104	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		4,507,838(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
4,507,838(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,507,838(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.8%
14	TYPE OF REPORTING PERSON
IN

(1)	MFP Investors LLC is the general partner of MFP Partners, L.P. ("MFP"). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.
(2)
4,507,838 shares of common stock, par value $0.001 per share ("Common Stock"), of S&W Seed Company, a Nevada corporation, are held directly by MFP.  MFP also directly holds a Common Stock Purchase Warrant (the "Warrant"), exercisable for up to 200,000 shares of Common Stock at an exercise price of $4.46 per share.  The Warrant is exercisable for shares of Common Stock only to the extent that upon such exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the Warrant.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.  The ownership percentage set forth above is based on 17,979,681 shares of Common Stock outstanding as set forth in the Company's most recent Form 10Q and the issuance by the Company of 2,685,000 shares of its Common Stock issued in a private placement on July 19, 2017.

CUSIP NO. 785135104	Schedule 13D	Page 5 of 7
Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on June 1, 2015 (the "Original Schedule 13D"), as amended by Amendment No. 1 on November 30, 2015 (the "Amendment No. 1"), as amended by Amendment No. 2 on February 29, 2016 (the "Amendment No. 2"), as amended by Amendment No. 3 on July 19, 2017 (the "Amendment No. 3"), and as amended by Amendment No. 4 on August 18, 2017 (the "Amendment No. 4").  The Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and this Amendment No. 5 are together referred to herein as the "Schedule 13D".
This Amendment No. 5 relates to the common stock, par value $0.001 per share (the "Common Stock"), of S&W Seed Company, a Nevada corporation, owned by the Reporting Persons and is being made solely to correct a typographical error in Amendment No. 4.  Except as specifically amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, items in the Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3. Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended by replacing the last paragraph at the end of Item 3 with the following:
"On August 15, 2017, MFP purchased 375,000 shares of Common Stock pursuant to a Stock Purchase Agreement entered into on August 15, 2017 between MFP and the Sellers named therein (the "RMB Purchase Agreement"), at a price of $3.20 per share.  The foregoing references to and descriptions of the RMB Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the RMB Purchase Agreement which is attached as Exhibit 8 and is incorporated herein by reference."

CUSIP NO. 785135104	Schedule 13D	Page 6 of 7
SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2017
MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

By:	/s/ Michael F. Price
Name: Michael F. Price
Title: Managing Partner

MFP Investors LLC
By:	/s/ Michael F. Price
Name: Michael F. Price
Title: Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 785135104	Schedule 13D	Page 7 of 7

INDEX OF EXHIBITS
Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 6
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)*

Exhibit 7
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein, dated as of July 19, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on July 19, 2017 and incorporated herein by reference)*

Exhibit 8	Stock Purchase Agreement by and between MFP Partners, L.P. and the Sellers named therein, dated as of August 15, 2017*

* Filed previously